UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO SECTION 13A-16 OR 15D-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

Date: December 18, 2023

Commission File Number: 001-41870

Diversified Energy Company plc

(Translation of registrant’s name into English)

1600 Corporate Drive

Birmingham, Alabama 35242

Tel: +1 205 408 0909

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

EXPLANATORY NOTE

On December 18, 2023, Diversified Energy Company plc (the “Company”) issued a press release regarding the listing of its ordinary shares on the New York Stock Exchange. A copy of the Company’s press release is attached hereto as Exhibit 99.1.

EXHIBIT INDEX

Exhibit No.	Description

99.1	Press Release, dated December 18, 2023

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Diversified Energy Company plc

Date: December 18, 2023	By:	/s/ Bradley G. Gray
Bradley G. Gray
President & Chief Financial Officer